12014978

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Highway, Suite 120
(No. and Street)

Brea (City) California (State) 92821 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan B. Reilly (714) 671-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

101 N. Brand Blvd., Suite 1600, (Address) Glendale (City) California (State) 91203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

10
4/6

OATH OR AFFIRMATION

I, Susan B. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1911341
Notary Public - California
Los Angeles County
My Comm. Expires Oct 31, 2014

Susan B. Reilly
Signature

Senior VP, Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

101 N. Brand Blvd., Ste. 1600
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

Report of Independent Registered Public Accounting Firm

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2011 and the period from April 26, 2010 (date of inception) to December 31, 2010 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ministry Partners Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and the period from April 26, 2010 (date of inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

Glendale, California
February 24, 2012

Ministry Partners Securities, LLC

Statements of Financial Condition

December 31, 2010 and 2011

Assets	**2011**	**2010**
Cash	$ 77,112	$ 249,959
Liabilities and Equity		
Liabilities		
Accounts payable	41,335	3,762
Member's equity		
Common ownership, 100 units authorized	250,000	250,000
Accumulated deficit	(214,223)	(3,803)
Total member's equity	35,777	246,197
Total liabilities and member's equity	$ 77,112	$ 249,959

The Notes to Financial Statements are an integral part of these financial statements.

Ministry Partners Securities, LLC

Statements of Operations

For the Year Ended December 31, 2011 and the

Period from April 26, 2010 (Date of Inception) to December 31, 2010

	2011	2010
Revenue	$ --	$ --
Expenses		
Salaries and benefits	44,854	--
Marketing and promotion	48	--
Office occupancy	12,547	--
Office operations and other expenses	81,584	3,803
Professional fees	70,587	--
Total expenses	209,620	3,803
Loss before provision for income taxes and state fees	(209,620)	(3,803)
Provision for income taxes and state fees	800	--
Net loss	$ (210,420)	$ (3,803)

The Notes to Financial Statements are an integral part of these financial statements.

Ministry Partners Securities, LLC

Statements of Member's Equity

For the Year Ended December 31, 2011 and the

Period from April 26, 2010 (Date of Inception) to December 31, 2010

	Common Ownership Units	Common Ownership Amount	Accumulated Deficit	Total
Balance, April 26, 2010 (Date of Inception)	--	$ --	$ --	$ --
Issuance of common units	100	250,000	--	250,000
Comprehensive loss:				
Net loss	--	--	(3,803)	(3,803)
Total comprehensive loss				(3,803)
Balance, December 31, 2010	100	250,000	(3,803)	246,197
Comprehensive loss:				
Net loss	--	--	(210,420)	(210,420)
Total comprehensive loss				(210,420)
Balance, December 31, 2011	100	$ 250,000	$ (214,223)	$ 35,777

The Notes to Financial Statements are an integral part of these financial statements.

Ministry Partners Securities, LLC

Statements of Cash Flows

For the Year Ended December 31, 2011 and the

Period from April 26, 2010 (Date of Inception) to December 31, 2010

	2011	2010
Cash Flows from Operating Activities		
Net loss	$ (210,420)	$ (3,803)
Adjustments to reconcile net income to net cash provided by operating activities		
Net change in:		
Accounts payable	37,573	3,762
Net cash used in operating activities	(172,847)	(41)
Cash Flows from Investing Activities	--	--
Cash Flows Provided by Financing Activities		
Issuance of common ownership	--	250,000
Net increase (decrease) in cash	(172,847)	249,959
Cash, beginning	249,959	--
Cash, ending	$ 77,112	$ 249,959
Supplemental Disclosures of Cash Flow Information		
Interest paid	$ --	$ --
Income taxes paid	$ 800	$ --

The Notes to Financial Statements are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business

Ministry Partners Securities, LLC (the **Company**) was formed in California as a limited liability company on April 26, 2010. The Company is a wholly owned subsidiary of Ministry Partners Investment Company, LLC ("**MPIC**"). Offices of the Company are located in Brea, California.

On March 2, 2011, the Company became a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, the Company's application for membership in the Financial Industry Regulatory Authority ("**FINRA**") was approved. The Company has been formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. The Company has requested that FINRA approve its request to act as a selling agent for MPIC's Class A Notes offering that will be sold under a registration statement filed with the U.S. Securities and Exchange Commission. The Company will act as a selling agent for MPIC's debt securities and provide securities brokerage services to other credit unions and credit union service organizations and the customers and institutions they serve.

The Company is also a member of the Securities Investor Protection Corporation ("**SIPC**").

Basis of Accounting

The accompanying financial statements are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2011 and 2010.

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is considered a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the LLC gross receipts fee and the state minimum tax. For the year ended December 31, 2011 the Company was only subject to the $800 minimum tax.

The Company uses a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions are recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. There were no tax positions requiring recognition or disclosure as of December 31, 2011 and 2010.

Recent Accounting Pronouncements

In May, 2011, the Financial Accounting Standard Board (FASB) issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective during interim and annual periods beginning after December 15, 2011. Management is currently evaluating the impact of this amendment on the financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in members' equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in a two separate consecutive statement approach. The adoption of this amendment will change the presentation of the components of comprehensive income as part of the consolidated statement of stockholder's equity. This amendment is effective for fiscal and interim periods beginning after December 15, 2011. Other than a presentation change, the adoption of this guidance will not have any impact on the financial statements.

Note 2. Related Party Transactions

The Company has signed an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain services to the Company. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. Pursuant to this agreement and upon commencing operations, the Company will be charged a certain percentage of these expenses. Time spent on Company matters by finance and accounting personnel employed by MPIC will be reimbursable for actual time spent on a monthly basis.

As the Company has not yet begun operations, MPIC has charged the Company for payroll and personnel costs based on actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. The Company reimburses MPIC monthly for all expenses. The total of expenses charged to the Company by MPIC for the year ended December 31, 2011 was $125,404. The Company was not charged for overhead or personnel expenses by MPIC during the period ended December 31, 2010.

The Company's Board of Directors is comprised of three individuals, one of whom is a member of the Board of Managers of MPIC. The other two individuals, who do not serve on the MPIC board, consist of the President/Chief Executive Officer of MPIC and Senior Vice President of Finance/ Chief Financial Officer of MPIC.

Note 3. Restricted Cash

At December 31, 2011, the Company had $1,692 in restricted cash held in a Central Registration Depository (CRD) account with FINRA. The funds in this account can be used only to pay for fees charged by FINRA in regard to maintaining the membership status of the Company as well as for fees related to registered and associated persons of the Company.

Note 4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 12.5% of aggregate indebtedness. As of December 31, 2011, the Company had net capital of $34,085, which was $28,918 in excess of its required net capital of $5,167. The net capital requirement was not applicable as of December 31, 2010

Note 5. Note Sales

The Company has requested the issuance of a "no objections" letter from FINRA's Corporate Finance Department under FINRA Rule 5110 in connection with the proposed offering of MPIC's Class A Notes, to be issued under a registration statement filed on May 4, 2011 with the U.S. Securities and Exchange Commission ("the **SEC**"). While the Company expects to receive a no objections notification from FINRA sometime during the first quarter of 2012 which would permit the Company to act as a selling agent for MPIC's Class A Notes, no assurances can be given with respect to the timing of the issuance of this notification. Subsequent to receiving the no objections notification from FINRA, the Company expects MPIC to file a Pre-Effective Amendment to its Registration Statement and request that the SEC issue an order of effectiveness for its Class A Notes offering.

The Company may also from time to time offer other debt securities issued by MPIC as private placements. The Company expects to enter into a Managing Broker Dealer Agreement in the first quarter of 2012 with MPIC pursuant to which it will act as MPIC's lead placement agent for its 2012 Secured Investment Certificates offering (the "Secured Investment Certificates"). The Secured Investment Certificates will be offered in a limited offering to qualified investors who meet the requirements of Rule 506 of Regulation D promulgated by the SEC. Under the terms of the Managing Broker Dealer Agreement, the Company will receive commissions ranging from 1.2% to 2.4% (1.2% on 36 month Certificates, 2.0% on 60 month Certificates and 2.4% on 84 month Certificates) for any Secured Investment Certificates it sells plus an override commission of .10% on any sale made by a participating selling agent. As of December 31, 2011, the Company had not sold any securities or received any commissions or conducted any selling activities.

On May 16, 2011, the Company entered into an agreement with Kendrick Pierce & Company Securities, Inc., a Tampa, Florida investment banking and broker dealer firm ("**Kendrick**"), pursuant to which Kendrick agreed to act as a managing underwriter and lead placement agent or "managing broker dealer" in connection with the public offering of MPIC Class A Notes within the meaning of Rule 5121(a)(1)(A) of the FINRA with respect to the offering and sale of the Notes. In its capacity as a managing broker dealer, Kendrick will sell the Notes on a best-efforts basis, including enlisting the Company and other FINRA members qualified to sell the Notes, reasonably acceptable to MPIC, to participate as selling agents in the Offering. As compensation for Kendrick's services, Kendrick received a financial advisory fee of $50,000 from MPIC. On June 17, 2011, an amendment to the agreement was signed to limit MPIC's obligation to reimburse Kendrick's accountable expenses to $25,000.

Assuming that the Class A Notes offering is declared to be effective by the SEC and the Company receives notification of receipt of a no objections letter thereby permitting it to participate as a selling agent in the offering, the Company expects to enter into a Joinder Agreement to the Managing Dealer Agreement and commence selling MPIC's Class A Notes. Under the terms of the Managing Dealer Agreement, the Company will earn a commission of 2.0% on each Class A Note sold.

Note 5. Note Sales (Continued)

On December 27, 2011, the Company engaged the services of Kendrick to serve as financial advisor to the firm in connection with the proposed private placement of Secured Investment Certificates by MPIC. Kendrick will conduct a financial review of MPIC and its business and operations, and deliver to the Company a complete due diligence package reasonably designed to comply with the requirement set forth in FINRA Notice 10-22 for private placements by issuers affiliated with broker dealers. As consideration for the services to be performed, Kendrick will receive total compensation from the Company of $10,000.

Note 6. Subsequent Event

On February 15, 2012, the Company's Board of Directors approved the authorization of an additional 40 units of ownership. These units were issued to MPIC for $100,000 in cash.

Supplementary Information

Ministry Partners Securities, LLC

Schedule I – Revenue, Operating Expense and Operating Loss

Year Ended December 31, 2011

The following presents the schedule of revenue, operating expense, and operating loss for the year ended December 31, 2011:

Revenue	$ --
Operating Expense	
Salaries and benefits	44,854
Marketing and promotion	48
Office occupancy	12,547
Office operations	81,584
Professional fees	70,587
Total Operating Expense	209,620
Operating loss	$ (209,620)

Ministry Partners Securities, LLC

Schedule II – Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011

Net Capital Computation
as of December 31, 2011

Total Equity	$ 35,777
Less: Non-Allowable Assets	(1,692)
Tentative Net Capital	34,085
Less: Haircuts	--
Net Capital	$ 34,085

Aggregate Indebtedness

Total Liabilities	$ 41,335

Computation of Net Capital Requirement
as of December 31, 2011

(A) Minimum net capital based on aggregate indebtedness (12.5% of aggregate indebtedness)	$ 5,167
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000
Net Capital requirement (greater of (A) or (B))	$ 5,167

Reconciliation to Form X-17A-5

Net Capital as reported on Form X-17A-5 (unaudited)	$ 34,885
Audit adjustments	(800)
Net Capital per above	$ 34,085

Ministry Partners Securities, LLC

Schedule III – Determination of Reserve Requirements
Pursuant to Rule 15c3-1

December 31, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Ministry Partners Securities, LLC

Schedule IV – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-1

December 31, 2011

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Ministry Partners Securities, LLC

Schedule V – Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2011

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

Independent Auditors' Report on Internal Accounting Control

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

101 N. Brand Blvd., Ste. 1600
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

Independent Auditors' Report
on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of
Ministry Partners Securities, LLC
Brea, California

In planning and performing our audits of the financial statements of Ministry Partners Securities, LLC (the Company), as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the period from April 26, 2010 (date of inception) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Glendale, California
February 24, 2012